Bhargava Wealth Management, LLC
Financial Statement
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2019

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66507

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHARGAVA WEALTH MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 WHITE PINE ROAD
(No. and Street)

FRANKLIN LAKES	NJ	07417
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAKESH BHARGAVA — 201 663-9107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSGNC&S CERTIFIED PUBLIC ACCOUNTANTS PLLC
(Name – *if individual, state last, first, middle name*)

97 FROELICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAKESH BHARGAVA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHARGAVA WEALTH MANAGEMENT, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rakesh Bhargava
Signature

PRESIDENT
Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bhargava Wealth Management, LLC
Table of Contents
As of December 31, 2019



RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bhargava Wealth Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bhargava Wealth Management LLC (the "Company") (a limited liability company), as of December 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bhargava Wealth Management LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2008.

Woodbury, New York
February 24, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516 496.9688 WWW.RSGNCCPAS.COM

Bhargava Wealth Management, LLC
Statement of Financial Condition
As of December 31, 2019

Assets

Cash	$	208,739
Fees receivable		33,300
Prepaid expenses		2,423
Total assets	$	244,462

Liabilities and Members' Equity

Due to members		96,693
Accounts payable and accrued expenses		4,772
Total liabilities		101,465
Members' equity		142,997
Total liabilities and members' equity	$	244,462

The accompanying notes are an integral part of this financial statement

Bhargava Wealth Management, LLC
Notes to the Financial Statement
For the year ended December 31, 2019

1. **Organization**

    Bhargava Wealth Management, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Delaware in May, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule. The Company earns service fees as marketing and sales representative with respect to soliciting prospective investors on behalf of its clients.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    The following is a summary of the significant accounting policies followed by the Company.

    Cash
    Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

    Accounts Receivable
    Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

    Income Taxes
    The Company is a Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings. The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

    Use of Estimates
    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements.

Bhargava Wealth Management, LLC
Notes to the Financial Statement
For the year ended December 31, 2019

2.   **Summary of Significant Accounting Policies (Continued)**

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact of the ASUs is minimal.

3.   **Related Party Transactions**

The Company has entered an expense-sharing arrangement with its member whereby the member provides the Company management services, office facilities and other support services. Total expense for year ending December 31, 2019 was approximately $ 7,800. At December 31, 2019 the amount due to this member was approximately $82,700.

4.   **Solicitation Agreements**

The Company has entered into solicitation agreements with clients whereby the company earns service fees for acting as a marketing and sales representative with respect to solicitations for prospective investors on behalf of its clients. The Company earns management and incentive fees based on initial and subsequent capital contributions and capital appreciation of the investors' accounts.

5.   **Concentrations**

Service fees earned from three clients accounted for 94% of the Company's total fees in 2019.

6.   **Fair Value**

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices. The Company accounts for its investments at fair value using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Gains and losses that are composed of both realized and unrealized gains and losses are presented net in the statement of operations

7.   **Net Capital Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.6667 % of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2019, the Company had net capital of $107,274 which exceeded its requirement of $6,764 by $100,510. Aggregate indebtedness was $101,510. The Company's net capital ratio was .94 to 1 of aggregate indebtedness to net capital.

Bhargava Wealth Management, LLC
Notes to the Financial Statement
For the year ended December 31, 2019

8. **Subsequent Events**

These financial statements were approved by management and available for issuance on February 24, 2020. Subsequent events have been evaluated through this date.